Exhibit 99.1

KNOT Offshore Partners LP Provides an Operational Update

ABERDEEN, Scotland—(BUSINESS WIRE)—KNOT Offshore Partners LP (the “Partnership”) (NYSE:KNOP) announced the following today:

Despite the disruption in the capital markets, the Partnership has not experienced any material changes in its operations since its third quarter 2015 earnings announcement on November 5, 2015. The Partnership’s underlying business continues to perform well in the fourth quarter. The Partnership’s vessels have experienced 100% utilization in the months of October and November 2015. As a result of the acquisition of the shuttle tanker Ingrid Knutsen on October 15, 2015, the Partnership expects to report incrementally higher Adjusted EBITDA in the fourth quarter of 2015. Furthermore, the Partnership has no newbuilding commitments and no loan maturities before the second half of 2018.

Therefore, the Partnership’s management currently expects to recommend to the board of directors (the “Board”) an unchanged distribution of $0.52 per unit with respect to the fourth quarter of 2015. The Board must approve the fourth quarter of 2015 distribution and this approval will be dependent upon, among other things, the absence of any material adverse developments at the time of the determination. Management expects the Board to meet in January 2016 to determine this cash distribution.

Subsequent to the acquisition of the Ingrid Knutsen, the average age of the Partnership’s vessels is 3 years 10 months, compared to an industry average of approximately 10 years.

As previously announced on August 12, 2015, the Board authorized a program for the Partnership to repurchase up to 666,667 of its common units and the board of directors of the Partnership’s general partner concurrently authorized the general partner to purchase up to 333,333 common units. As of December 20, 2015, the Partnership and the general partner had purchased 95,193 and 47,545 common units, respectively.

John Costain, Chief Executive Officer and Chief Financial Officer of the Partnership commented, “While we cannot change the backdrop to the market, our shuttle tankers continue to perform well under long term contracts.

The Partnership’s vessels operate under long-term charters, which today have an average remaining term of 5.6 years.

We remain confident that the Partnership will deliver a strong sustainable performance in the years ahead, making us well placed to take advantage of improvements in the capital markets”.

The Partnership owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. The Partnership is structured as a master limited partnership. The Partnership’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. Such statements are generally not historical in nature and specifically include statements about the Partnership’s plans, strategies, business prospects and changes and trends in the business in which it operates. In particular, statements regarding the Partnership’s cash distributions and fourth quarter Adjusted EBITDA are considered forward looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	the ability of Knutsen NYK Offshore AS (“KNOT”) and the Partnership to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	the Partnership’s ability to integrate and realize the expected benefits from acquisitions;

•	the Partnership’s anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership’s operating expenses, including drydocking and insurance costs and bunker prices;

•	changes in the Partnership’s ability to make cash distributions on the units or any increases in cash distributions;

•	the Partnership’s future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	the Partnership’s ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the Partnership’s ability to maintain long-term relationships with major users of shuttle tonnage;

•	the Partnership’s ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	the Partnership’s ability to purchase vessels from KNOT in the future;

•	the Partnership’s continued ability to enter into long-term charters, which the Partnership defines as charters of five years or more;

•	the Partnership’s ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of the Partnership’s existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	the Partnership’s ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and the Partnership’s ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	availability of skilled labor, vessel crews and management;

•	the Partnership’s general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of the Partnership and distributions to the Partnership’s unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership’s ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of the Partnership’s securities in the public market;

•	the Partnership’s business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that the Partnership files with the United States Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

December 21, 2015

KNOT Offshore Partners LP

John Costain, 44 749 6170 620

Chief Executive Officer and Chief Financial Officer